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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DV Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 East Jackson Street
(No. and Street)

Phoenix	Arizona	85004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Howard, Jr — (602) 759-5301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave. Ste 400E	Bethesda	Maryland	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Howard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DV Financial Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TARA MEGHAN KREBBS
Notary Public, State of Arizona
Maricopa County
Commission # 538615
My Commission Expires
February 01, 2022

Notary Public

Signature

Chief Executive Officer/Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Manager
of DV Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DV Financial Services, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DV Financial Services, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DV Financial Services, LLC's management. Our responsibility is to express an opinion on DV Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DV Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as DV Financial Services, LLC's auditor since 2014.

Bethesda, Maryland
February 17, 2021

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 53,171
Prepaid and other expenses	5,575
Total Assets	$ 58,746

Liabilities & Member's Equity

Liabilities	
Accounts payable	$ 16,000
Total Liabilities	16,000
Member's Equity	
Capital contributions	451,602
Accumulated deficit	(408,856)
Total Member's Equity	42,746
Total Liabilities & Member's Equity	$ 58,746

See Notes to Statement of Financial Condition

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Notes to Statement of Financial Condition
December 31, 2020

Note 1 – Organization and Summary of Significant Accounting Policies

DV Financial Services, LLC (the "Company") was formed on December 20, 2012 under the laws of the State of Delaware. The Company was approved on March 18, 2014 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Dudley Ventures, L.L.C. ("the Parent"). The Parent has the intent and ability to provide the necessary financial support to the Company to sustain operations and maintain regulatory net capital compliance under SEC Rule 15c3-1 through February 17, 2022.

The Company files an Exemption Report pursuant to the provisions of footnote 74 of SEC Release 34-70073 as it does not hold customer funds or securities or carry accounts for customers and its business is limited to private placements. As a result, the Company is not obligated to maintain certain reserve requirements and possession and control requirements under Rule 15c3-3 of the SEC.

The Company's planned principal operations are to privately place debt, including municipal debt, and equity securities. The Company is currently implementing marketing strategies to accomplish such placements. The Parent has committed to provide the necessary financial support for the Company until placements are made to generate sufficient revenues to fund its operations.

Lease Accounting

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)*, which supersedes the existing guidance for lease accounting, *Leases (Topic 840)*. ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company has adopted the provisions of this guidance. The Company has determined that this standard does not have a material effect on the Company's financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $37,171, which exceeded required net capital of $5,000 by $32,171. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1 at December 31, 2020, which was less than the maximum ratio of 15 to 1 required.

Note 3 – Contingency

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, events have occurred including mandates from federal, state and local authorities leading to an overall decline in economic activity which could result in material adverse effects to the Company's financial position, results of operations and cash flows. As of December 31, 2020, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Company.

Note 4 – Subsequent Events

Events that occur after the balance sheet date but before the financial statement is available to be issued must be evaluated for recognition or

Note 4 – Subsequent Events (continued)

disclosure. The effects of subsequent events that provide evidence about conditions existing at the balance sheet date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 17, 2021 (the date the Statement of Financial Condition was available to be issued) and concluded that no subsequent events needed to be recognized or disclosed in the accompanying Statement of Financial Condition.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Manager
of DV Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DV Financial Services, LLC stated the following provisions required by 17 C.F.R. §240.17a-5(d)(1) and (4) under which DV Financial Services, LLC claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) DV Financial Services, LLC stated that DV Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DV Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DV Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

CohnReznick LLP

Bethesda, Maryland
February 17, 2021

DV Financial Services, LLC

Member FINRA, SIPC and MSRB Registered

DV Financial Services LLC's Exemption Report

DV Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DV Financial Services, LLC

I, James D. Howard, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James D. Howard, Jr.
Chief Executive Officer
Chief Compliance Officer

February 17, 2021
(Date)

22 East Jackson Street, Phoenix, Arizona 85004 | p. 602-759-5255